SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                         -----------------------------
                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 1)

                               Affymetrix, Inc.
           ---------------------------------------------------------
                               (Name of Issuer)

                          Common Stock, No Par Value
           ---------------------------------------------------------
                        (Title of Class of Securities)

                                  00826T 10 8
           ---------------------------------------------------------
                                (CUSIP Number)

                                Stephen Cowden
                              Glaxo Wellcome plc
                     Glaxo Wellcome House, Berkeley Avenue
                    Greenford, Middlesex  UB6 0NN, England
                              011-44-171-493-4060
           ---------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  Copies to:

                               D. Rhett Brandon
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                            New York, NY 10017-3954
                                 212-455-2000

                                August 2, 1999
           ---------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f), or 13d-1(g), check the following box. /_/

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                                Page  2   of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Glaxo Wellcome plc

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES             8,042,292
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH              None
  REPORTING
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH              8,042,292

               10   SHARED DISPOSITIVE POWER
                       None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,042,292

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          31.22 %

14   TYPE OF REPORTING PERSON*
          HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  3   of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Glaxo Group Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES             7,962,296
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH              None
  REPORTING
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH              7,962,296

               10   SHARED DISPOSITIVE POWER
                       None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,962,296
12
     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.91 %

14   TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  4   of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Glaxo Venture Limited

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES            6,705,067
 BENEFICIALLY
   OWNED BY
     EACH      8    SHARED VOTING POWER
  REPORTING           None
    PERSON
     WITH      9    SOLE DISPOSITIVE POWER
                      6,705,067

               10   SHARED DISPOSITIVE POWER
                      None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,705,067

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.03 %

14   TYPE OF REPORTING PERSON *
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  5   of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Glaxo Wellcome Americas  Inc.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

  NUMBER OF    7    SOLE VOTING POWER
    SHARES            1,257,229
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH             None
  REPORTING
   PERSON      9    SOLE DISPOSITIVE POWER
     WITH             1,257,229

               10   SHARED DISPOSITIVE POWER
                         None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,257,229

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          4.88 %

14   TYPE OF REPORTING PERSON*
          HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  6   of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Affymax N.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands

  NUMBER OF    7    SOLE VOTING POWER
    SHARES            6,705,067
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH             None
  REPORTING
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH             6,705,067

               10   SHARED DISPOSITIVE POWER
                      None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          6,705,067

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          26.03 %

14   TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  7  of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Affymax Technologies N.V.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Netherlands Antilles

  NUMBER OF    7    SOLE VOTING POWER
    SHARES            5,746,592
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH             None
  REPORTING
    PERSON    9    SOLE DISPOSITIVE POWER
     WITH             5,746,592

               10   SHARED DISPOSITIVE POWER
                      None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,746,592

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.31%

14   TYPE OF REPORTING PERSON*
          CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  8  of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Douglas M. Hurt

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES             None
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH              None
  REPORTING
    PERSON     9    SOLE DISPOSITIVE POWER
     WITH              None

               10   SHARED DISPOSITIVE POWER
                       None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,998 (Not to be construed as an admission of beneficial ownership).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.16%

14   TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

                                 SCHEDULE 13D
CUSIP No. 00826T 10 8                             Page  9  of  17  Pages

1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Barry C. Ross

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /_/
          Joint Filing                                            (b) /_/

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          Not Applicable

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) or 2(e)                      /_/

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          England

  NUMBER OF    7    SOLE VOTING POWER
    SHARES             None
 BENEFICIALLY
   OWNED BY    8    SHARED VOTING POWER
     EACH              None
  REPORTING
    PERSON      9    SOLE DISPOSITIVE POWER
     WITH              None

               10   SHARED DISPOSITIVE POWER
                       None

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          39,998 (Not to be construed as an admission of beneficial ownership).

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                 /_/

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          0.16 %

14   TYPE OF REPORTING PERSON*
          IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT

           This statement on Schedule 13D relates to the Common Stock, no par value (the "Affymetrix Common Stock") of Affymetrix, Inc., a Delaware corporation (the "Company") and constitutes Amendment No. 1 to the Schedule 13D, as amended and supplemented (the "Schedule 13D"), originally filed with the Commission on February 16, 1999 by (i) Glaxo Wellcome plc ("Glaxo Wellcome"), (ii) Glaxo Group Limited ("Glaxo Group"), (iii) Glaxo Venture Limited ("Glaxo Venture"), (iv) Glaxo Wellcome Americas Inc. ("Glaxo Americas"), (v) Affymax N.V. ("Affymax"), (vi) Affymax Technologies N.V. ("Affymax Technologies"), (vii) Mr. Douglas M. Hurt and (viii) Dr. Barry C. Ross. The foregoing persons shall collectively be referred to herein as the "Glaxo Reporting Persons." This statement amends and supplements the
Schedule 13D to include the information set forth herein. Capitalized terms not defined herein have the meanings given to such terms in the prior statement on Schedule 13D.

          This Schedule 13D is being filed jointly by the Glaxo Reporting Persons. Information contained herein with respect to each Glaxo Reporting Person is given solely by such Glaxo Reporting Person and no Glaxo Reporting Person has the responsibility for the accuracy or completeness of information supplied by another Glaxo Reporting Person. The agreement among the Glaxo Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.

          The information set forth in the Exhibits attached hereto is hereby expressly incorporated herein by reference and the response to each item of this statement is qualified in its entirety by the provisions of such Exhibits.

ITEM 3.   Source and Amount of Funds or Other Consideration.

          The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by the information set forth in Items 4 and 5 below, which is hereby incorporated by reference herein.

ITEM 4.   Purpose of Transaction.

          On August 2, 1999, as part of an intercompany transfer, Affymax conveyed its beneficial interest in 1,000,000 shares of Affymetrix Common Stock to its indirect parent company, Glaxo Group. The shares were owned of record by Affymetrix Technologies, a wholly-owned direct subsidiary of Affymax. Glaxo Group subsequently sold these shares in the Nasdaq National Market at a price of $65 per share. This disposition of 1,000,000 shares of Affymetrix Common Stock was made for investment purposes only.

          On August 5, 1999, Glaxo Americas converted all of its shares of the Company's Series AA Preferred Stock (the "Affymetrix Preferred Stock") into 1,257,229 shares of Affymetrix Common Stock. This conversion of the Affymetrix Preferred Stock for 1,257,229 shares of Affymetrix Common Stock was made for investment purposes only.

           On August 6, 1999, Glaxo Wellcome entered into a Letter Agreement with the Company whereby Glaxo Wellcome agreed that it will not, without the prior written consent of the Company (1) sell or otherwise transfer or dispose of, directly or indirectly, any shares of Affymetrix Common Stock,
(2) enter to any swap or other arrangement that transfers the economic consequences of ownership of any shares of Affymetrix Common Stock and (3) make any demand for or exercise any right with respect to the registration of any shares of Affymetrix Common Stock. The Letter Agreement will terminate and be of no further force or effect on December 1, 1999.

ITEM 5.   Interest in Securities of the Issuer.

          As of July 1, 1999, based upon information set forth the Form S-3 filed by the Company on July 12, 1999, there were 24,259,186 shares of Affymetrix Common Stock outstanding. In addition, for purposes of Rule 13d-3 under the Exchange Act, the shares of Affymetrix Common Stock with respect to the conversion of the Affymetrix Preferred Stock into 1,257,229 shares of Affymetrix Common Stock on August 5th, the options for Dr. Barry C. Ross, and certain warrants owned by Affymax and Affymax Technologies increase the diluted number of shares of Affymetrix Common Stock outstanding to 25,760,294. The Affymetrix Common Stock ownership percentages set forth below are based on this number of shares.

          (a) and (b) The Voting Trust Agreement, dated as of April 14, 1998 (the "Voting Trust Agreement") entered into among Glaxo Americas, the Company and Wachovia Bank, N.A. in connection with the purchase of the Affymetrix Preferred Stock, was terminated as a result of the conversion of all of the Affymetrix Preferred Stock for 1,257,229 shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, Glaxo Wellcome is the beneficial owner of 8,042,292 shares of Affymetrix Common Stock, representing
31.22 % of the outstanding shares of Affymetrix Common Stock. Glaxo Wellcome has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, Glaxo Group is the beneficial owner of 7,962,296 shares of Affymetrix Common Stock, representing approximately 30.91 % of the outstanding shares of Affymetrix Common Stock. Glaxo Group has the sole power to vote or direct the vote and to dispose or direct the disposition of all such shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, Glaxo Venture is the beneficial owner of 6,705,067 shares of Affymetrix Common Stock, representing approximately 26.03 % of the outstanding shares of Affymetrix Common Stock. Glaxo Venture has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, Glaxo Americas is the record owner of 1,257,229 shares of Affymetrix Common Stock, representing approximately 4.88 % of the outstanding shares of Affymetrix Common Stock. Glaxo Americas has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

           As of the date of this Schedule 13D, Affymax is the owner, beneficial and of record, of 6,705,067 shares of Affymetrix Common Stock, representing approximately 26.03 % of the outstanding shares of Affymetrix Common Stock. Affymax directly owns 889,554 shares of Affymetrix Common Stock and beneficially owns, through its wholly-owned subsidiary, Affymax Technologies, 5,746,592 shares of Affymetrix Common Stock. Affymax also directly owns the Affymax Warrant, dated December 29, 1994, which allows Affymax to purchase 68,921 shares of Affymetrix Common Stock at $8.25 per share. The Affymax Warrant will expire on December 29, 1999. Affymax has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, Affymax Technologies is the owner, beneficial and of record, of 5,746,592 shares of Affymetrix Common Stock, representing approximately 22.31 % of the outstanding shares of Affymetrix Common Stock. Affymax Technologies is the record owner of 5,611,632 shares of Affymetrix Common Stock. In addition, Affymax Technologies directly owns 3 warrants which allow Affymax Technologies to purchase a total of 134,960 shares of Affymetrix Common Stock at $8.25 per share: (1) the warrant to purchase 63,230 shares will expire on March 31, 2000; (2) the warrant to purchase 53,797 shares will expire on June 30, 2000; and (3) the warrant to purchase 17,933 shares will expire on July 31, 2000. Affymax Technologies has the sole power to vote or direct the vote and to dispose or direct the disposition of all of such shares of Affymetrix Common Stock.

          As of the date of this Schedule 13D, pursuant to currently exercisable stock options granted to him by the Company, Dr. Barry C. Ross may be deemed to beneficially own 39,998 shares of Affymetrix Common Stock, representing less than 0.16 % of the outstanding shares of Affymetrix Common Stock. These shares are held by Dr. Barry C. Ross for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. Dr. Barry C. Ross disclaims beneficial ownership of the securities of the Company reported in this Schedule 13D, and the filing of this Schedule 13D shall not be construed as an admission that Dr. Barry C. Ross is the beneficial owner of any securities of the Company.

          On March 15, 1999, at the direction of Glaxo Wellcome, Mr. Douglas
M. Hurt exercised the stock options granted to him by the Company and purchased 39,998 shares of Affymetrix Common Stock at the option price of $0.675 per share. These shares represent less than 0.16% of the outstanding shares of Affymetrix Common Stock. These shares are held by Mr. Douglas M. Hurt for the benefit of Glaxo Wellcome, which has the sole power to direct both the voting and disposition of such shares. Mr. Douglas M. Hurt disclaims beneficial ownership of the securities of the Company reported in this Schedule 13D, and the filing of this Schedule 13D shall not be construed as an admission that Mr. Douglas M. Hurt is the beneficial owner of any securities of the Company.

          (c) To the best knowledge of each of the Glaxo Reporting Persons, none of the Glaxo Reporting Persons has engaged in any transaction during the past 60 days in any shares of Affymetrix Common Stock other than as described in Item 4 above.

           (d) To the best knowledge of each of the Glaxo Reporting Persons, no person, other than the Glaxo Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Affymetrix Common Stock beneficially owned by the Glaxo Reporting Persons.

          (e)  Not applicable.


ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented by the information set forth above in Items 4 and 5, which is hereby incorporated by reference herein.


ITEM 7.   Material to be Filed as Exhibits.

1. Joint Filing Agreement among Glaxo Wellcome plc, Glaxo Group Limited, Glaxo Venture Limited, Glaxo Wellcome Americas Inc., Affymax N.V., Affymax Technologies N.V., Mr. Douglas M. Hurt, and Dr. Barry C. Ross.

2. Letter Agreement between Glaxo Wellcome plc and Affymetrix, Inc., dated August 6, 1999.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    GLAXO WELLCOME PLC


                                    By:   /s/ Stephen J. Cowden
                                         ----------------------------
                                         Name:  Stephen J. Cowden
                                         Title:  Company Secretary



Dated: August 10, 1999

                                INDEX OF EXHIBITS


                                                               Sequentially
Exhibit Number       Description                               Numbered Page


1.                   Joint   Filing  Agreement   among  Glaxo        16
                     Wellcome plc,  Glaxo Group  Ltd.,  Glaxo
                     Venture  Ltd.,  Glaxo Wellcome  Americas
                     Inc., Affymax N.V., Affymax Technologies
                     N.V., Mr. Douglas M. Hurt, and Dr. Barry
                     C. Ross.

2.                   Letter Agreement between Glaxo Wellcome        17
                     plc and Affymetrix,  Inc., dated  August
                     6, 1999

                            EXHIBIT 1 TO SCHEDULE 13D

                            JOINT FILING AGREEMENT

          Each of the undersigned hereby agrees and consents that the Amendment to Schedule 13D filed herewith (this "Amendment") by Glaxo Wellcome plc ("Glaxo Wellcome") is filed on behalf of each of them pursuant to the authorization of each of them to Glaxo Wellcome to make such filing and that such Amendment is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of the undersigned hereby agrees that such Amendment is, and any further amendments to the
Schedule 13D filed on February 16, 1999 by Glaxo Wellcome will be, filed on behalf of each of the undersigned. Each of the persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate. This agreement may be signed in counterparts.


GLAXO WELLCOME PLC                       GLAXO GROUP LIMITED


By:   /s/ S. J. Cowden                   By:   /s/ S. J. Cowden
     ---------------------                    -------------------------
     Name:     S.J. Cowden                    Name:     S.J. Cowden
     Title:  Secretary                        Title:  Secretary


GLAXO VENTURE LIMITED                    GLAXO WELLCOME AMERICAS INC.


By:   /s/ S. J. Cowden                   By:   /s/ Jack Smith
     ---------------------                    -------------------------
     Name:     S.J. Cowden                    Name:     Jack Smith
     Title:  Secretary                        Title:  Secretary


AFFYMAX N.V.                             AFFYMAX TECHNOLOGIES N.V.


By:   /s/ V. A. Llewellyn                By:   /s/ V. A. Llewellyn
     ---------------------                    -------------------------
     Name:     V.A. Llewellyn                 Name:     V.A. Llewellyn
     Title:  Company Secretary                Title:  Company Secretary


DR. BARRY C. ROSS                        MR. DOUGLAS M. HURT


By:   /s/ Barry C. Ross                  By:   /s/Douglas M. Hurt
     ---------------------                    -------------------------

                            EXHIBIT 2 TO SCHEDULE 13D


August 6, 1999

Affymetrix, Inc.
3380 Central Expressway
Santa Clara, CA 95051
Attn:  Edward M. Hurwitz

Dear Sirs and Mesdames:

          The undersigned understands that Affymetrix Inc., a Delaware corporation (the "Company") desires to maintain an orderly trading market for the Company's securities and that such orderly market is in the best interest of the undersigned. Therefore, the undersigned hereby agrees that, without the prior written consent of the Company, it will not, during the period commencing on the date hereof and ending on December 1, 1999 (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. In addition, the undersigned agrees that (1) without the prior written consent of the Company, it will not, during the period commencing on the date hereof and ending on December 1, 1999, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for common stock.

          Notwithstanding clauses (1) and (2) in the immediately preceding paragraph, this agreement shall not prohibit transfers made by the undersigned to an affiliate (as such term is defined under Rule 144(a) of the U.S. Securities Act of 1933, as amended), restrictions set forth herein.

          This letter agreement shall terminate and be of no further force and effect on December 1, 1999.



                                    Very truly yours,

                                    /s/ S M Bicknell
                                    ------------------------
                                    Title:  Assistant Secretary